Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France
Tel. 33 (0)1 42 91 75 00
Fax 33 (0)1 47 74 59 55
Télex Cimfran 610 823 F

82-3336

02034530

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

02 JUN -4 AM 11:16

Paris la Défense, 13 May 2002

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

SUPPL

Please find hereby the last information given to our shareholders :

Press information :

- 8 May 2002

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. Moreau

F. MOREAU

dlw 6/4

EXEMPTION NUMBER
FILE N° 82.3336

CIMENTS FRANÇAIS: INCREASE IN NET INCOME DESPITE DROP IN OPERATING INCOME

Paris, 8 May 2002 - The Board of Directors of Ciments Français, chaired by Yves René Nanot, met on April 29, 2002 to review the Group's consolidated financial statements as of March 31, 2002.
These accounts are unaudited and have been prepared in accordance with the Group's accounting principles.

CONSOLIDATED SALES

In the first quarter of 2002, consolidated net sales amounted to **625 million euros**, a 1.6% increase versus 2001 **(-1.3% on a like for like basis)**.

Breakdown by geographic zone

In M€	March 31 2002	2001 pro forma	%	% (1)	2001 published (2)
France	277	270	2.5	1.4	269
European Union (excluding France)	112	106	5.9	5.2	106
Other countries	236	239	-1.2	-7.2	248
Total	**625**	**615**	**1.6**	**-1.3**	**623**

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

Breakdown by activity

In M€	March 31 2002	2001 pro forma	%	% (1)	2001 published (2)
Cement	395	390	1.2	-2.7	398
Aggregates / ready mixed concrete	213	207	3.2	1.8	207
Other	17	18	-6.9	-7.7	18
Total	**625**	**615**	**1.6**	**-1.3**	**623**

(1) On a like for like basis
(2) India consolidated at 100% instead of 50% in 2002

CONSOLIDATED STATEMENT OF INCOME

In M€	March 31			
	2002	**2001 pro forma**	**%**	**2001 published** (1)
Net sales	625	615	+1.6	623
Operating income	54	67	-19.5	70
Net income (Group share)	4	0	N/A	0

(1) India consolidated at 100% instead of 50% in 2002

Net sales registered a slight increase in developed countries but remained stable in emerging countries, with the exception of Turkey and Thailand.

Operating income was negatively affected by the long-lasting strike at CALCIA, in France, together with the price war on the Thai market.

The decrease in interest expenses –unaffected this quarter by the Turkish monetary variations-, the consolidation of Suez Cement by the equity method and the variations in other income and expense resulted in a slight increase in consolidated net income.

OUTLOOK

The first quarter in our industry is rarely significant but the economic situation remains uncertain. The Group pursues and intensifies its cost reduction efforts and maintains its perspectives of income stability for the on going year.

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementi-group.com

Ciments Français
Tour Ariane
92088 Paris la Défense
cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 47 76 11 35

APPENDIX

CIMENTS FRANÇAIS GROUP
CONSOLIDATED STATEMENT OF INCOME
AS OF MARCH 31

In M€	**2002 1st quarter**	**2001 1st quarter**	
		Published (1)	**Pro forma**
Net sales	**624.7**	**623.4**	**614.7**
Gross operating income	**109.4** *17.5%*	**121.2** *19.4%*	**118.8** *19.3%*
Operating income	**54.3** *8 .7%*	**69.6** *11.2%*	**67.4** *11.0%*
Net interest expense	(23.6)	(34.5)	(33.1)
Other income and expense	2.5	0.7	0.6
Income before taxes and minority interests	**33.1** *5.3%*	**35.8** *5.7%*	**34.8** *5.7%*
Income taxes	(16.5)	(16.7)	(16.7)
Equity in net income of affiliates	2.6	(0.2)	(0.2)
Amortization and depreciation of goodwill and other intangibles	(12.6)	(13.4)	(13.2)
Net income before minority interests	**6.6** *1.1%*	**5.4** *0.9%*	**4.7** *0.8%*
Minority interests	(2.1)	(5.7)	(5.0)
Consolidated net income (Group share)	**4.5** *0.7%*	**(0.3)** *-0.0%*	**(0.3)** *-0.0%*

(1) India consolidated at 100% instead of 50% in 2002